SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November , 2002

                              ROBOGROUP T.E.K. LTD.
                              (Name of Registrant)


      Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   [X]    Form 40-F  [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes [ ]  No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ---------------






                                                         ROBOGROUP T.E.K. LTD.





6-K Items


1. RoboGroup T.E.K. Ltd. Proxy Statement for Annual General Meeting to be held December 10, 2002.

2.   RoboGroup T.E.K. Ltd. Proxy Card.

                                                                          ITEM 1

                                                         ROBOGROUP T.E.K. LTD.


November 11, 2002

              NOTICE OF 2002 ANNUAL GENERAL MEETING OF SHAREHOLDERS

RoboGroup T.E.K. Ltd. Shareholders:

     You are cordially invited to attend the Annual General and Extraordinary Meeting of Shareholders on Tuesday, December 10, 2002 at 10:00 a.m., the Daniel Hotel, 60 Ramot Yam Street, Herzliya-Pittuach, Israel. If you require directions to the Meeting, please call 972-9-952-8282.

     The purpose of this year's meeting is to consider and vote upon the following matters:

1.   The election of seven directors for terms expiring in 2003;

2.   Approval of the payment of bonuses to two of our directors;

3. Ratification of the adoption of the 2002 Stock Option Plan for Employees authorizing the grant of options to purchase up to 480,000 ordinary shares, the adoption of the 2002 Stock Option Plan for Non-Israeli Employees authorizing the grant of options to purchase up to 220,000 ordinary shares and the adoption of the 2002 Stock Option Plan for Directors authorizing the grant of options to purchase up to 570,000 ordinary shares, and the grant of 570,000 stock options to nine of our directors;

4. Approval of our entering into indemnification and release agreements with each of our directors and officers;

5. Ratification of the appointment of Chaikin, Cohen, Rubin & Gilboa as our independent auditors until the end of the next Annual General Meeting of Shareholders and authorization for the Board of Directors to fix their remuneration; and

6. Consideration and receipt of our Directors' Report and the Consolidated Financial Statements for the year ended December 31, 2001.

     You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.


                                    Sincerely,


                                    Rafael Aravot, Chairman of the Board and CEO

                                 PROXY STATEMENT


     This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RoboGroup T.E.K. Ltd. (the "Company") to be voted at the Annual General Meeting of Shareholders, or the Meeting, to be held on December 10, 2002 and any adjournment thereof.
Shareholders  will be asked to vote upon:  (i) the election of seven  directors,
(ii) approval of the payment of bonuses to two of our directors, (iii) ratification of the adoption of our 2002 Stock Option Plan for Employees authorizing the grant of options to purchase up to 480,000 ordinary shares, the adoption of our 2002 Stock Option Plan for Non-Israeli Employees authorizing the grant of options to purchase up to 220,000 ordinary shares and the adoption of our 2002 Stock Option Plan for Directors authorizing the grant of options to purchase up to 570,000 ordinary shares to our directors, and the grant of 570,000 stock options to nine of our directors, (iv) approval of our entering into the indemnification and release agreements with each of our directors and officers, (v) the appointment of Chaikin, Cohen, Rubin & Gilboa as our independent auditors and authorization for the Board of Directors to fix their remuneration, and (vi) the consideration and receipt of our Directors' Report and the Consolidated Financial Statements for the year ended December 31, 2001.


     Our 2001 Annual Report on Form 20-F, including our audited financial statements for the fiscal year ended December 31, 2001, and the proxy card enclosed with this Proxy Statement are being mailed to shareholders on or about November 11, 2002.

     As of November 8, 2002, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 11,224,152 ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.5 per share. The presence of two shareholders, holding at least one third of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. Except with respect to proposals 3 and 4 an affirmative majority of the votes cast is required to approve each of the proposals to be presented at the Meeting. Proposals 3 and 4 require either (i) the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, provided that at least one third of the non-interested shareholders with respect to each proposal represented and voting at the Meeting are included in the majority (excluding the votes of the abstaining shareholders); or (ii) that the total shareholdings of the non-interested shareholders who vote against the proposal do not represent more than 1% of the voting rights in our Company. Under the Israeli Companies Law, proposals 3 and 4 require that our shareholders notify us prior to the vote at the Meeting, or if such vote is made by proxy on the proxy card, whether or not they have a personal interest with respect to the subject matter of any of these proposals. The term "personal interest" is defined as "a person's personal interest in an act or transaction of the Company, including the personal interest of his relatives and of any other corporation in which he or his relatives is an interested party, and exclusive of personal interest that stems from the fact of holding shares in the Company." If a shareholder fails to notify us as to whether he or she has a personal interest in either of these proposals, it will be assumed the shareholder has no controlling or personal interest in the item. There will be a specific place on the front of the proxy card to indicate if you have a personal interest in either of proposals 3 and 4.

     Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office at 13 Hamelacha Street, Rosh Ha'ayin, Israel. The proxy card must be received at least 48 hours prior to the Meeting in order to be validly included in the tally of the ordinary shares at the Meeting.



                                 PROPOSAL NO. 1

                ELECTION OF DIRECTORS WITH TERM EXPIRING IN 2003
                           (Item 1 on the Proxy Card)

     The Board of Directors proposes the election of seven directors: Messrs. Rafael Aravot, Noam Kra-Oz, Haim Schleifer, Gideon Missulawin, Menachem Zenziper, Arie Kraus and Alex Tal, to hold office for one year until the Annual General Meeting of Shareholders to be held in 2003 and until their successors are elected and qualified. Each nominee is currently serving as a member of our Board of Directors. Should any of such seven nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. None of the nominees are expected to be unavailable.

     Under the Israeli Companies Law (the "Companies Law"), the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for the election of directors whose terms will expire in 2003.

     Nominees For Election As Director For Terms Expiring in 2003

     Set  forth  below  is  information  about  each  nominee,   including  age,
position(s) held with our Company, principal occupation, business history and other directorships held.

     Rafael Aravot, 48, has served as Chief Executive Officer and Chairman of the Board since February 2001 and previously was our Managing Director since our formation in 1982. Since 1999 Mr. Aravot has served as a member of our Compensation Committee and since has served on our Financial Committee since 2002. Mr. Aravot is a director of Yaskawa Eshed Technology Ltd., and Memcall Ltd. Mr. Aravot received an M.B.A. from Tel Aviv University and a B.Sc. degree in Mechanical Engineering from the Technion Israel Institute of Technology in Haifa.

     Noam Kra-Oz, 48, has been a Managing Director since February 2001 and previously was a Joint Managing Director from 1992 until February 2001. He has also served as a director since December 1983. Mr. Kra-Oz is a director of Yaskawa Eshed Technology Ltd., Intelitek Inc., Eshed Robotec B.V., Robotec Technologies Ltd. and Computras Computerized Training Systems Ltd. Mr. Kra-Oz received a B.Sc. in Pharmacology from the Hebrew University of Jerusalem.

     Haim Schleifer, 48, has been a Managing Director since February 2001 and previously was a Joint Managing Director of Research and Development and of our Pedagogical Department since1996. Mr. Schleifer is director of Memcall Ltd. and Eshed Robotec B.V. Mr. Schleifer received an M.B.A. from Tel Aviv University and a B.Sc. in Electronic Engineering from the Technion Israel Institute of Technology in Haifa.

     Gideon Missulawin, 62, has been a director since 1983. He served as Chairman of the Board from December 1985 until February 2001. Since 1999 Mr. Missulawin has served as a member of our Compensation Committee and since 2002 he has served on our Financial Committee. Mr. Missulawin is a director of Robotec Technologies Ltd., Vernon Investments Company Ltd. and Newcorp. Ltd. and a number of foreign companies, mainly in South Africa, some of which are family companies. Mr. Missulawin holds a B.Sc. in Chemical Engineering from the University of Witwatersrand in Johannesburg, South Africa, a Master of Business Leadership (MBL) from the University of South Africa and also undertook postgraduate work at the Weitzman Institute of Science in Rehovot, Israel. He is a graduate member of the Institution of Chemical Engineers in England, a member of the South African Institute of Chemical Engineers and a Professional Engineer registered with the South African Council for Professional Engineers.

     Menachem Zenziper, 58, has been a director since 1983. He has served on our Financial Committee since 2002. Mr. Zenziper serves as a director of Zenziper Company For Import of Grain and Fodder Ltd. Mr. Zenziper received a B.Sc. in Industrial Engineering and Master Degree in Management Science from the Technion Israel Institute of Technology, Haifa.

     Arie Kraus, 46, has been a director since December 1983. Until 1997 Mr. Kraus was responsible for our new building project in Rosh Ha'Ayin. Mr. Kraus received a B.Sc. in Production Engineering from Tel Aviv University.

     Alex Tal, 56, has been a director since January 2001. From July 2000 until June 2001 he served as manager of our New Ventures Sector. Since 2002 Mr. Tal has served on our Audit Committee. From 1996 until January 2000, Mr. Tal served as the General Commander of the Israeli Navy. From 1993 until 1995, he was the Representative of the Israeli Ministry of Defense and the Israeli Defense Forces in Chile.

     The Board of Directors recommends a vote FOR the election of the seven directors named above.


                        BOARD OF DIRECTORS AND COMMITTEES


Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information as of November 8, 2002 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:



                                                                                           Percentage of
                                                          Number of Ordinary Shares     Outstanding Ordinary
        Name                                               Beneficially Owned (1)            Shares (2)
        Rafael Aravot   ...............................             878,042                    7.8%
        Amiram Dagan ..................................                  --                     --
        Tami Gotlieb                                                     --                     --
        Noam Kra-Oz  (3) ..............................             700,478                    6.3%
        Arie Kraus (3) ................................             762,177                    6.8%
         David and Judith Israel-Rosen (4) ............             812,500                    7.2%
        Gideon Missulawin  ............................             745,287                    6.6%
        Haim Schleifer   ..............................             701,412                    6.2%
         Alex Tal .....................................                  --                     --
        Menachem Zenziper..............................           1,232,960                   10.9%
        All directors as a group (9 persons) ..........           5,020,356                   44.7%

-------------------------------------------------------------------------------


(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of November 8, 2002 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) Based on 11,224,152 ordinary shares issued and outstanding as of November 8, 2002 and includes 494,321 shares held as treasury stock.

(3)  Mr. Kraus and Mr. Kra-Oz are brothers.

(4) To the best of our knowledge, the last Schedule 13D filed by Mr. David Israel-Rosen and Ms. Judith Israel-Rosen reflects that as of August 26, 2002 Mr. Israel-Rosen beneficially owned 418,923 of our ordinary shares and Mrs. Israel-Rosen beneficially owned 393,577 of our ordinary shares.



Executive Compensation

     During the year ended December 31, 2001, the aggregate remuneration paid to our directors as a group (nine persons) was approximately $634,000, and the aggregate remuneration paid to our officers as a group (six persons) was approximately $576,000. Such amounts include pension, retirement and similar benefits. During the year ended December 31, 2001, we paid each of our outside directors approximately $445 per month and $276 per meeting attended for serving in such capacity. We provide some of our executive officers with automobiles at our expense.


                                 PROPOSAL NO. 2

                   PAYMENT OF BONUSES TO TWO OF OUR DIRECTORS
                           (Item 2 on the Proxy card)

     The Israeli Companies Law requires that the terms of compensation to directors be approved by the Audit Committee, the Board of Directors, and thereafter, the General Meeting of Shareholders. On February 7, 2002, the Audit Committee approved, subject to shareholder approval, the payment of a bonus in the amount of $50,000 to Mr. Noam Kra-Oz our director and officer. On October 10, 2002 the Audit Committee approved, subject to shareholder approval, the payment of a bonus in the amount of $30,000 to Mr. Haim Schleifer our director and officer. Our Board of Directors approved these decisions on November 11, 2002. These bonuses were granted to Messrs. Schleifer and Kra-Oz for their contributions to the success of the e-learning project, which they manage. It is therefore proposed that at the Annual General Meeting the shareholders adopt the following resolution:


     "RESOLVED, that the decision of the Board of Directors and the Audit Committee of the Company to pay bonuses of $30,000 to Mr. Haim Schleifer and of $50,000 to Mr. Noam Kra-Oz , be and hereby is ratified and approved."


     Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.


     The Board of Directors recommends a vote FOR the approval of the bonus payments to Messrs. Kra-Oz and Schleifer.


                                 PROPOSAL NO. 3


    RATIFICATION OF THE ADOPTION OF THE 2002 STOCK OPTION PLAN FOR EMPLOYEES, THE 2002 STOCK OPTION PLAN FOR NON-ISRAELI EMPLOYEES AND THE 2002 STOCK OPTION
        PLAN FOR DIRECTORS AND THE GRANT OF 570,000 OPTIONS TO DIRECTORS

                           (Item 3 on the Proxy Card)


     Our Audit Committee and our Board of Directors has adopted, subject to shareholder ratification, the 2002 Stock Option Plan for Employees, the 2002 Employee Plan, which authorizes the grant of options to purchase up to 480,000 ordinary shares, and the 2002 Stock Option Plan for Non-Israeli Employees, the 2002 Non-Israeli Employee Plan, which authorizes the grant of options to purchase up to 220,000 ordinary shares and the 2002 Stock Option Plan for Directors, the 2002 Director Plan, authorizing the grant of options to purchase up to 570,000 ordinary shares. The 2002 Employee Plan and the 2002 Non-Israeli Employee Plan are designated for employees and officers of our Company and its subsidiaries and the 2002 Director Plan is designated for directors of our Company.

     Awards under the 2002 Employee Plan may be granted in the form of non-qualified stock options and options granted pursuant to Section 102 of the Israeli Income Tax Ordinance, awards under the 2002 Non-Israeli Employee Plan may be granted in the form of incentive stock options within the meaning of
Section 422 of the U.S. Internal Revenue Code of 1986, as amended, and non-qualified stock options, and awards granted under the 2002 Director Plan may be granted in the form of non-qualified options granted pursuant to Section 102 of the Israeli Income Tax Ordinance and options granted pursuant to Section 3.9 of the Israeli Income Tax Ordinance. Each of the plans will terminate on December 31, 2012. No award of options may be made after such date.

     Our Board of directors has awarded, subject to shareholder ratification, options to purchase 570,000 ordinary shares of our Company under the 2002 Director Plan.

     The Board of Directors or a committee of the Board of Directors, if appointed, will administer the three plans. Subject to the provisions of the plans and applicable law, the Board of Directors has the authority, in its sole discretion, to:

     o Grant awards under the plans and select the employees to whom such awards are granted;

     o Nominate a trustee for options issued under Section 102 of the Israeli Income Tax Ordinance, in accordance with the provisions of Section 102;

     o    Interpret the provisions of the plans.

     The Board of Directors may not, without the consent of the optionee, alter or in any way impair the rights of such optionee under any award previously granted.

     The option price per share will be the market value of such share on the date of the award. An option may not be exercisable after December 31, 2012.

     Options are not assignable or transferable by the optionee, other than by will or the laws of descent and distribution and in cases of legal incapacitation. Options under the 2002 Employee Plan and the 2002 Non-Israeli Employee Plan may be exercised during the term of employment of the optionee and for an additional two-month period following the termination of employment, to the extent the options have vested prior to such termination of employment. Options under the 2002 Director Plan may be exercised during the optionee's term of service as a director or employee with us or our subsidiaries and for an additional one-year period following the later of termination of service as a director or termination of employment, to the extent the options vested prior to such termination.

     In the event of termination of employment or service as a director, as the case may be, as a result of the optionee's death or disability, the optionee's guardian, legal representative or legal heir may exercise the vested options during six months (in the case of an optionee under the 2002 Employee Plan and the 2002 Non-Israeli Employee Plan) or eighteen months (in the case of an optionee under the 2002 Director Plan) following the date of death or disability.

     The Board of Directors believes that the approval of the aforementioned plans at this Meeting will (i) provide us with the means to attract and retain talented personnel (ii) result in saving cash, which would otherwise be required to maintain the current employees, officers and directors and attract and adequately reward additional employees, officers and directors, and (iii) enable us to remain competitive in our industry.

     In consideration for their valuable contributions to our Company and in order to provide them with an incentive to continue to contribute to the development and promotion of our business, our Audit Committee and Board of Directors approved on November 11, 2002, subject to shareholder ratification, the grant under the 2002 Director Plan, of options to purchase a total of 570,000 ordinary shares to our nine directors as follows: options to purchase 90,000 ordinary shares to each of Messrs. Rafael Aravot, Noam Kra-Oz and Haim Schleifer and options to purchase 50,000 ordinary shares to each of Messrs. Gideon Missulawin, Menachem Zenziper, Arie Kraus, Alex Tal, Amiram Dagan and Ms. Tami Gotlieb. The exercise price of the options granted to the directors is the fair market value of such share on the date of the award. The options will terminate on December 31, 2012 and will vest over five years (20% each year) beginning January 1, 2004. The offerees will be able to exercise any of the vested options during the term of their service as directors or employment with us or our subsidiaries and for an additional one-year period following the later of (i) termination of service as directors; or (ii) termination of employment with us or our subsidiaries.

     It  is  therefore   proposed  that  at  the  Annual  General   Meeting  the
shareholders adopt the following resolution:

     "RESOLVED, that the 2002 Stock Option Plan for Employees authorizing the grant of options to purchase up to 480,000 ordinary shares, the 2002 Stock Option Plan for Non-Israeli Employees authorizing the grant of options to purchase up to 220,000 ordinary shares and the 2002 Stock Option Plan for Directors authorizing the grant of options to purchase up to 570,000 ordinary shares, and the and the grant of 570,000 stock options to nine of our directors is hereby ratified, adopted and approved."


          Under the Companies Law, the approval of the foregoing resolution requires either (i) the affirmative vote of the holders of a majority of the ordinary shares present at the Meeting in person or represented by proxy entitled to vote and voting thereon, provided that at least one third of the non-interested shareholders with respect to this proposal represented and voting at the Meeting are included in the majority (excluding the votes of the abstaining shareholders); or (ii) that the total shareholdings of the non-interested shareholders who vote against the proposal do not represent more than 1% of the voting rights in our Company.


     The Board of Directors recommends a vote FOR the foregoing resolution.


                                 PROPOSAL NO. 4

                  APPROVAL OF THE EXECUTION OF INDEMNIFICATION
                             AND RELEASE AGREEMENTS
                           (Item 4 on the Proxy Card)

          The Israeli Companies Law allows a company to provide in its Articles of Association provisions regarding the indemnification of directors and officers, obtaining directors and officers insurance and providing a release from any liability due to a breach of the duty of care. Our Articles of Associations includes, since 2000, such clauses as permitted under the Companies Law. The Company currently maintains directors and officers liability insurance.

          In consideration of the continuing contributions of our directors and officers, our Audit Committee and our Board of Directors approved the execution of indemnification and release agreements for all our directors and officers, as described in our last periodical report dated March 26, 2002.

          The release from liability, according to the release agreement will be limited to a release from any liability due to a director's or officer's breach of the duty of care.

          According to the indemnification agreements the Company is obligated to indemnify each director or officer against any debt or expense as detailed below, that was imposed upon him or her due to an action, or an omission, in the course of their duties as an officer or director:

          o A financial obligation that was imposed in favor of another person according to a court judgment, including a compromise judgment or an arbitrator's decision that was approved by a court.

          o Reasonable litigation expenses, including attorney's fees, that the officer or director incurred or was required to pay by a court in a proceeding that was lodged against him by the Company or in its name or by another person or in a criminal proceeding in which he was acquitted or in a criminal proceedings in which he was convicted of an offense that does not require proof of criminal intention.

          Without derogation from the above, our indemnification obligation will not apply to any debt or expense that was imposed on a director or officer for any of the following:

          o Breach of the duty of loyalty, except for the breach of loyalty in circumstances in which the officer acted in good faith and had a reasonable basis to assume that the action would not harm the Company.

          o    Breach  of  the  duty  of  care,   which  breach  was   committed
               intentionally or rashly.

          o    An action with intent to derive unlawful personal gain.

          The indemnification obligation, according to the indemnification agreement will be limited to the indemnification for any debt or expense incurred by the director or officer with respect to the following events:

          o An action taken by the director or officer or by the Company related to the Company's contracts dealing with purchasing or selling assets, receiving or granting rights in any assets and/or receiving or granting any services;

          o An action taken by the director or officer with respect to his duties on behalf of the Company, which might be considered a tort against any person.

          o A breach by the director or officer of the duties that apply to the Company or other related companies, in connection with the Company being a publicly traded company. o A breach by the director or officer of the duties that apply to the Company with respect to its filing a prospectus or a report with a regulatory agency.

          o An approval by the director or officer of transactions specified in Chapter 5 of Section 6 of the Companies Law.

          o An action taken by the director or officer or by the Company, related to the investment of funds by the Company in any manner.

          The amount of indemnification for all directors and officers in the aggregate, for one set of events will not exceed the amount of $4 million. The Company's obligation for indemnification will apply to all actions taken by a director or officer in carrying out his or her duties as an officer or director of the Company beginning on the date of his or her appointment and until the end of his or her term in office.

          According to the release agreements, the Company will release each of its directors and officers, in accordance with Section 259 to the Companies Law, from liability for any damage caused to the Company as a result of a breach of the duty of care. The release will not apply to the liability of a director or officer for damages caused to the Company as a result of:

          o A breach of duty of loyalty, except for a breach of loyalty in circumstances in which the officer acted in good faith and had a reasonable basis to assume that the action would not harm the Company.

          o A breach of the duty to of care, committed intentionally or rashly.

          o    An action with the intent to derive unlawful personal gain.

          This release will apply to any actions taken by a director or officer as a director or of the Company, starting on the date of his or her appointment and until the end of their term in office.

          It is therefore proposed that at the Annual General Meeting the shareholders adopt the following resolution:

          "RESOLVED, that it is deemed in the best interest of the Company and its shareholders to enter into indemnification and release agreements with its officers and directors and, such agreements are hereby approved and adopted."

          Under the Companies Law, the approval of the foregoing resolution requires either (i) the affirmative vote of the holders of a majority of the ordinary shares present at the Meeting in person or represented by proxy entitled to vote and voting thereon, provided that at least one third of the non-interested shareholders with respect to this proposal represented and voting at the Meeting are included in the majority (excluding the votes of the abstaining shareholders); or (ii) that the total shareholdings of the non-interested shareholders who vote against the proposal do not represent more than 1% of the voting rights in our Company.


     The Board of Directors recommends a vote FOR the foregoing resolution.


                                 PROPOSAL NO. 5

                             APPOINTMENT OF AUDITORS
                           (Item 5 on the Proxy Card)

     Chaikin, Cohen, Rubin & Gilboa, Certified Public Accountants, have served as our auditors since our formation in 1982. Chaikin, Cohen, Rubin & Gilboa have no relationship with us or any of our affiliates except as auditors. As a result of Chaikin, Cohen, Rubin & Gilboa's knowledge of our operations and reputation in the auditing field, the Board of Directors is convinced that this firm has the necessary personnel, professional qualifications and independence to act as our auditors. The Board of Directors has again selected Chaikin, Cohen, Rubin & Gilboa as our auditors for our financial statements for the year ended December 31, 2002, and recommends that the shareholders ratify and approve the selection. The remuneration of Chaikin, Cohen, Rubin & Gilboa shall be fixed by the Board of Directors according to the volume and nature of their services.

    The following resolution will be offered by the Board of Directors at the
Meeting:

          "RESOLVED, that the appointment of Chaikin, Cohen, Rubin & Gilboa by our Board of Directors to conduct the annual audit of our financial statements for the year ended December 31, 2002, and to authorize the Board of Directors to fix their remuneration is ratified, confirmed and approved."

     The affirmative vote of the holders of a majority of the ordinary shares present at the Meeting in person or represented by proxy entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.


                                 PROPOSAL NO. 6

                   CONSIDER AND RECEIVE THE DIRECTORS' REPORT
                      AND CONSOLIDATED FINANCIAL STATEMENTS
                           (Item 6 on the Proxy Card)

     At the Meeting, our Directors' Report and the Consolidated Financial Statements for the year ended December 31, 2001 will be presented. The affirmative vote of the holders of a majority of the ordinary shares present at the Meeting in person or represented by proxy entitled to vote and voting thereon will be necessary to consider and receive our Directors' Report and the Consolidated Financial Statements for the year ended December 31, 2001.

     The Board of Directors recommends a vote FOR the consideration and receipt of the Directors' Report and Consolidated Financial Statements for the year ended December 31, 2001.

     The Board of Directors knows of no matters, other than those described in the attached Notice of Annual Meeting, which are to be brought before the Meeting. If other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their judgment on such matters.


                                             By Order of the Board of Directors,


                                                           Ophra Levy-Mildworth
                                                           Secretary


Dated: November 11, 2002

                                                                         ITEM 2

                              RoboGroup T.E.K. Ltd.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Rafael Aravot and Ophra Levy-Mildworth, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.5 per share, of RoboGroup T.E.K. Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of the Shareholders (the "Meeting") of the Company to be held on Tuesday, December 10, 2002 at 10:00 a.m., the Daniel Hotel, 60 Ramot Yam Street, Herzliya-Pittuach, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Meeting (receipt of which is hereby acknowledged):
------------------------------------------------------------------------------
Pursuant to Israeli law, in order to ensure specific majority requirements we are required to inquire of you as to whether you have a controlling interest in the Company (as described in the proxy statement) with respect the transactions underlying Proposals 3 and 4 to be voted on at the Meeting. If you do not mark "Yes" for an item below, it will be assumed you have no controlling or personal interest in the item. Do you have a personal interest in the transactions underlying Proposal 3? YES ___ Do you have a personal interest in the transactions underlying Proposal 4? YES ___

--------------------------------------------------------------------------------

This proxy will be voted as specified on the reverse. In the absence of such specification, the shares represented by this proxy card will be voted for (i) the election of the seven nominees for director and (ii) proposals 2 through 6 set forth on the reverse side (subject to the foregoing instructions with respect to Proposals 3 and 4).

           (Continued, and to be signed and dated on the reverse side)

(1) The election of seven directors. (You may only vote for SEVEN nominees.)

[ ] FOR all of the Board of Directors'  nominees  listed at right.
[ ] WITHHOLD AUTHORITY to vote for all nominees at right.

Rafael Aravot
Noam Kra-Oz
Haim Schleifer
Gideon Missulawin
Menachem Zenziper
Arie Kraus
Alex Tal


     (2) Approval of the payment of bonuses to Mr. Haim Schleifer and Mr. Noam Kra-Oz, our directors.

                        [ ] FOR [ ] AGAINST [ ] ABSTAIN

     (3) Adoption of the 2002 Stock Option Plan for Employees, the 2002 Stock Option for Non-Israeli Employees and the 2002 Stock Option Plan for Directors, and approval of the grant of stock options to nine of our directors.

                        [ ] FOR [ ] AGAINST [ ] ABSTAIN

     (4) Approval of our entering into indemnification and release agreements with each of our directors and officers.

                         [ ] FOR [ ] AGAINST [ ] ABSTAIN

     (5) Ratification of the appointment of Chaikin, Cohen, Rubin & Gilboa, as our independent auditors for the year ending December 31, 2002 and authorization for the Board of Directors to fix their compensation.

                         [ ] FOR [ ] AGAINST [ ] ABSTAIN

     (6) Receipt and consideration of the Directors' Report and Consolidated Financial tatements for the year ended December 31, 2001.

                         [ ] FOR [ ] AGAINST [ ] ABSTAIN


                                     Dated_________________________________2002

                                         --------------------------------------
                                                   Signature(s)
                                         --------------------------------------
                                            Signatures, if held jointly

          (Please sign exactly as name(s) appear(s) hereon. When signing as attorney, executor, administrator, trustee, guardian, or as an officer signing for a corporation, please give full title under signature.)


                                                SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                ROBOGROUP T.E.K. LTD.
                                                    (Registrant)




                                                By: /s/ Rafael Aravot
                                                   -----------------------
                                                        Rafael Aravot
                                                        Chief Executive Officer


Date:   November 13, 2002